

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended September 30, 2015

(Canadian Dollars)

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (unaudited)

For the period ended September 30,
($ millions, except per share amounts)

	Notes	Three Months Ended 2015	2014	Nine Months Ended 2015	2014
Revenues	1				
Gross Sales		3,308	5,094	10,252	15,769
Less: Royalties		35	124	112	365
		3,273	4,970	10,140	15,404
Expenses	1				
Purchased Product		1,926	2,721	5,566	8,180
Transportation and Blending		483	592	1,509	1,900
Operating		479	490	1,385	1,580
Production and Mineral Taxes		5	12	16	36
(Gain) Loss on Risk Management	20	(347)	(165)	(248)	(95)
Depreciation, Depletion and Amortization	10	473	475	1,455	1,415
Exploration Expense	9	-	-	21	1
General and Administrative		75	80	220	291
Finance Costs	4	122	105	359	337
Interest Income		(6)	(4)	(20)	(31)
Foreign Exchange (Gain) Loss, Net	5	417	263	832	223
Research Costs		6	3	20	9
(Gain) Loss on Divestiture of Assets	12	(2,379)	(137)	(2,395)	(157)
Other (Income) Loss, Net		(1)	2	1	-
Earnings Before Income Tax		2,020	533	1,419	1,715
Income Tax Expense	6	219	179	160	499
Net Earnings		1,801	354	1,259	1,216
Other Comprehensive Income (Loss), Net of Tax	16				
Items That Will Not be Reclassified to Profit or Loss:					
Actuarial Gain (Loss) Relating to Pension and Other Post Retirement Benefits		(4)	(6)	5	(11)
Items That May be Reclassified to Profit or Loss:					
Foreign Currency Translation Adjustment		245	149	463	108
Total Other Comprehensive Income, Net of Tax		241	143	468	97
Comprehensive Income		2,042	497	1,727	1,313
Net Earnings Per Common Share	7				
Basic		$2.16	$0.47	$1.55	$1.61
Diluted		$2.16	$0.47	$1.55	$1.60

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED BALANCE SHEETS (unaudited)

As at
($ millions)

	Notes	September 30, 2015	December 31, 2014
Assets			
Current Assets			
Cash and Cash Equivalents		4,401	883
Accounts Receivable and Accrued Revenues		1,113	1,582
Income Tax Receivable		-	28
Inventories	8	1,132	1,224
Risk Management	20,21	294	478
Current Assets		6,940	4,195
Exploration and Evaluation Assets	1,9	1,725	1,625
Property, Plant and Equipment, Net	1,10	17,732	18,563
Risk Management	20,21	15	-
Other Assets		71	70
Goodwill	1	242	242
Total Assets		26,725	24,695
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts Payable and Accrued Liabilities		1,799	2,588
Income Tax Payable		134	357
Risk Management	20,21	7	12
Current Liabilities		1,940	2,957
Long-Term Debt	13	6,312	5,458
Risk Management	20,21	5	4
Decommissioning Liabilities	14	2,368	2,616
Other Liabilities		165	172
Deferred Income Taxes		2,922	3,302
Total Liabilities		13,712	14,509
Shareholders' Equity		13,013	10,186
Total Liabilities and Shareholders' Equity		26,725	24,695

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(unaudited)
($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI [1]	Total
	(Note 15)			(Note 16)	
Balance as at December 31, 2013	3,857	4,219	1,660	210	9,946
Net Earnings	-	-	1,216	-	1,216
Other Comprehensive Income (Loss)	-	-	-	97	97
Total Comprehensive Income (Loss)	-	-	1,216	97	1,313
Common Shares Issued Under Stock Option Plans	32	-	-	-	32
Stock-Based Compensation Expense	-	56	-	-	56
Dividends on Common Shares	-	-	(604)	-	(604)
Balance as at September 30, 2014	3,889	4,275	2,272	307	10,743
Balance as at December 31, 2014	3,889	4,291	1,599	407	10,186
Net Earnings	-	-	1,259	-	1,259
Other Comprehensive Income (Loss)	-	-	-	468	468
Total Comprehensive Income (Loss)	-	-	1,259	468	1,727
Common Shares Issued for Cash	1,463	-	-	-	1,463
Common Shares Issued Pursuant to Dividend Reinvestment Plan	182	-	-	-	182
Common Shares Issued Under Stock Option Plans	-	-	-	-	-
Stock-Based Compensation Expense	-	33	-	-	33
Dividends on Common Shares	-	-	(578)	-	(578)
Balance as at September 30, 2015	**5,534**	**4,324**	**2,280**	**875**	**13,013**

[1] *Accumulated Other Comprehensive Income (Loss).*

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the period ended September 30,
($ millions)

	Notes	Three Months Ended		Nine Months Ended	
		2015	2014	**2015**	2014
Operating Activities					
Net Earnings		**1,801**	354	**1,259**	1,216
Depreciation, Depletion and Amortization	10	**473**	475	**1,455**	1,415
Exploration Expense		**-**	-	**21**	1
Deferred Income Taxes	6	**(228)**	144	**(516)**	396
Unrealized (Gain) Loss on Risk Management	20	**(127)**	(165)	**169**	(180)
Unrealized Foreign Exchange (Gain) Loss	5	**457**	259	**878**	221
(Gain) Loss on Divestiture of Assets	12	**(2,379)**	(137)	**(2,395)**	(157)
Current Tax on Divestiture of Assets	12	**391**	-	**391**	-
Unwinding of Discount on Decommissioning Liabilities	4,14	**32**	30	**94**	90
Other		**24**	25	**60**	76
		444	985	**1,416**	3,078
Net Change in Other Assets and Liabilities		**(13)**	(28)	**(81)**	(97)
Net Change in Non-Cash Working Capital		**111**	135	**(183)**	(323)
Cash From Operating Activities		**542**	1,092	**1,152**	2,658
Investing Activities					
Capital Expenditures – Exploration and Evaluation Assets	9	**(23)**	(55)	**(117)**	(198)
Capital Expenditures – Property, Plant and Equipment	10	**(378)**	(695)	**(1,170)**	(2,073)
Acquisition	11	**(80)**	-	**(80)**	-
Proceeds From Divestiture of Assets	12	**3,329**	235	**3,345**	275
Current Tax on Divestiture of Assets	12	**(391)**	-	**(391)**	-
Net Change in Investments and Other		**-**	(2)	**-**	(1,581)
Net Change in Non-Cash Working Capital		**(33)**	54	**(230)**	25
Cash From (Used in) Investing Activities		**2,424**	(463)	**1,357**	(3,552)
Net Cash Provided (Used) Before Financing Activities		**2,966**	629	**2,509**	(894)
Financing Activities					
Net Issuance (Repayment) of Short-Term Borrowings		**-**	(32)	**(19)**	121
Common Shares Issued, Net of Issuance Costs	15	**-**	-	**1,449**	-
Common Shares Issued Under Stock Option Plans		**-**	2	**-**	28
Dividends Paid on Common Shares	7	**(133)**	(201)	**(396)**	(604)
Other		**(1)**	(1)	**(2)**	(2)
Cash From (Used in) Financing Activities		**(134)**	(232)	**1,032**	(457)
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		**(21)**	(1)	**(23)**	55
Increase (Decrease) in Cash and Cash Equivalents		**2,811**	396	**3,518**	(1,296)
Cash and Cash Equivalents, Beginning of Period		**1,590**	760	**883**	2,452
Cash and Cash Equivalents, End of Period		**4,401**	1,156	**4,401**	1,156

See accompanying Notes to Consolidated Financial Statements (unaudited).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together "Cenovus" or the "Company") are in the business of the development, production and marketing of crude oil, natural gas liquids ("NGLs") and natural gas in Canada with refining operations in the United States ("U.S.").

Cenovus is incorporated under the *Canada Business Corporations Act* and its shares are listed on the Toronto ("TSX") and New York ("NYSE") stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company's basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating cash flow. The Company's reportable segments are:

- **Oil Sands,** which includes the development and production of Cenovus's bitumen assets at Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Grand Rapids and Telephone Lake. The Athabasca natural gas assets also form part of this segment. Certain of the Company's operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

- **Conventional,** which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake. This segment also includes the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

- **Refining and Marketing,** which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. This segment coordinates Cenovus's marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification.

- **Corporate and Eliminations,** which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

A) Results of Operations – Segment and Operational Information

For the three months ended September 30,	Oil Sands		Conventional		Refining and Marketing	
	2015	2014	2015	2014	2015	2014
Revenues						
Gross Sales	756	1,343	396	804	2,242	3,144
Less: Royalties	7	62	28	62	-	-
	749	1,281	368	742	2,242	3,144
Expenses						
Purchased Product	-	-	-	-	2,012	2,918
Transportation and Blending	431	518	52	74	-	-
Operating	133	153	132	176	215	162
Production and Mineral Taxes	-	-	5	12	-	-
(Gain) Loss on Risk Management	(144)	2	(62)	2	(14)	(4)
Operating Cash Flow	329	608	241	478	29	68
Depreciation, Depletion and Amortization	180	164	224	252	49	39
Exploration Expense	-	-	-	-	-	-
Segment Income (Loss)	149	444	17	226	(20)	29

For the three months ended September 30,	Corporate and Eliminations		Consolidated	
	2015	2014	2015	2014
Revenues				
Gross Sales	(86)	(197)	3,308	5,094
Less: Royalties	-	-	35	124
	(86)	(197)	3,273	4,970
Expenses				
Purchased Product	(86)	(197)	1,926	2,721
Transportation and Blending	-	-	483	592
Operating	(1)	(1)	479	490
Production and Mineral Taxes	-	-	5	12
(Gain) Loss on Risk Management	(127)	(165)	(347)	(165)
	128	166	727	1,320
Depreciation, Depletion and Amortization	20	20	473	475
Exploration Expense	-	-	-	-
Segment Income (Loss)	108	146	254	845
General and Administrative	75	80	75	80
Finance Costs	122	105	122	105
Interest Income	(6)	(4)	(6)	(4)
Foreign Exchange (Gain) Loss, Net	417	263	417	263
Research Costs	6	3	6	3
(Gain) Loss on Divestiture of Assets	(2,379)	(137)	(2,379)	(137)
Other (Income) Loss, Net	(1)	2	(1)	2
	(1,766)	312	(1,766)	312
Earnings Before Income Tax			2,020	533
Income Tax Expense			219	179
Net Earnings			1,801	354

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

B) Financial Results by Upstream Product

| | Crude Oil [1] | | | | | |
| For the three months ended September 30, | Oil Sands | | Conventional | | Total | |
	2015	2014	**2015**	2014	**2015**	2014
Revenues						
Gross Sales	**749**	1,334	**279**	619	**1,028**	1,953
Less: Royalties	**7**	62	**23**	58	**30**	120
	742	1,272	**256**	561	**998**	1,833
Expenses						
Transportation and Blending	**431**	518	**49**	69	**480**	587
Operating	**128**	147	**90**	124	**218**	271
Production and Mineral Taxes	**-**	-	**4**	10	**4**	10
(Gain) Loss on Risk Management	**(143)**	2	**(49)**	6	**(192)**	8
Operating Cash Flow	**326**	605	**162**	352	**488**	957

[1] *Includes NGLs.*

| | Natural Gas | | | | | |
| For the three months ended September 30, | Oil Sands | | Conventional | | Total | |
	2015	2014	**2015**	2014	**2015**	2014
Revenues						
Gross Sales	**6**	9	**113**	182	**119**	191
Less: Royalties	**-**	-	**5**	4	**5**	4
	6	9	**108**	178	**114**	187
Expenses						
Transportation and Blending	**-**	-	**3**	5	**3**	5
Operating	**4**	4	**41**	51	**45**	55
Production and Mineral Taxes	**-**	-	**1**	2	**1**	2
(Gain) Loss on Risk Management	**(1)**	-	**(13)**	(4)	**(14)**	(4)
Operating Cash Flow	**3**	5	**76**	124	**79**	129

| | Other | | | | | |
| For the three months ended September 30, | Oil Sands | | Conventional | | Total | |
	2015	2014	**2015**	2014	**2015**	2014
Revenues						
Gross Sales	**1**	-	**4**	3	**5**	3
Less: Royalties	**-**	-	**-**	-	**-**	-
	1	-	**4**	3	**5**	3
Expenses						
Transportation and Blending	**-**	-	**-**	-	**-**	-
Operating	**1**	2	**1**	1	**2**	3
Production and Mineral Taxes	**-**	-	**-**	-	**-**	-
(Gain) Loss on Risk Management	**-**	-	**-**	-	**-**	-
Operating Cash Flow	**-**	(2)	**3**	2	**3**	-

| | Total Upstream | | | | | |
| For the three months ended September 30, | Oil Sands | | Conventional | | Total | |
	2015	2014	**2015**	2014	**2015**	2014
Revenues						
Gross Sales	**756**	1,343	**396**	804	**1,152**	2,147
Less: Royalties	**7**	62	**28**	62	**35**	124
	749	1,281	**368**	742	**1,117**	2,023
Expenses						
Transportation and Blending	**431**	518	**52**	74	**483**	592
Operating	**133**	153	**132**	176	**265**	329
Production and Mineral Taxes	**-**	-	**5**	12	**5**	12
(Gain) Loss on Risk Management	**(144)**	2	**(62)**	2	**(206)**	4
Operating Cash Flow	**329**	608	**241**	478	**570**	1,086

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

C) Geographic Information

For the three months ended September 30,	Canada 2015	Canada 2014	United States 2015	United States 2014	Consolidated 2015	Consolidated 2014
Revenues						
Gross Sales	1,517	2,698	1,791	2,396	3,308	5,094
Less: Royalties	35	124	-	-	35	124
	1,482	2,574	1,791	2,396	3,273	4,970
Expenses						
Purchased Product	351	542	1,575	2,179	1,926	2,721
Transportation and Blending	483	592	-	-	483	592
Operating	274	334	205	156	479	490
Production and Mineral Taxes	5	12	-	-	5	12
(Gain) Loss on Risk Management	(326)	(154)	(21)	(11)	(347)	(165)
	695	1,248	32	72	727	1,320
Depreciation, Depletion and Amortization	425	437	48	38	473	475
Exploration Expense	-	-	-	-	-	-
Segment Income (Loss)	**270**	811	**(16)**	34	**254**	845

The Oil Sands and Conventional segments operate in Canada. Both of Cenovus's refining facilities are located and carry on business in the U.S. The Company's crude-by-rail terminal is located in Canada. The marketing of Cenovus's crude oil and natural gas produced in Canada, as well as the third-party purchases and sales of product, is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business. The Corporate and Eliminations segment is attributed to Canada, with the exception of the unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

D) Results of Operations – Segment and Operational Information

For the nine months ended September 30,	Oil Sands 2015	2014	Conventional 2015	2014	Refining and Marketing 2015	2014
Revenues						
Gross Sales	2,379	3,972	1,358	2,568	6,775	9,885
Less: Royalties	26	181	86	184	-	-
	2,353	3,791	1,272	2,384	6,775	9,885
Expenses						
Purchased Product	-	-	-	-	5,826	8,836
Transportation and Blending	1,337	1,637	172	263	-	-
Operating	405	502	433	557	552	525
Production and Mineral Taxes	-	-	16	36	-	-
(Gain) Loss on Risk Management	(252)	59	(138)	35	(27)	(9)
Operating Cash Flow	863	1,593	789	1,493	424	533
Depreciation, Depletion and Amortization	508	459	745	779	140	116
Exploration Expense	-	1	21	-	-	-
Segment Income (Loss)	355	1,133	23	714	284	417

For the nine months ended September 30,	Corporate and Eliminations 2015	2014	Consolidated 2015	2014
Revenues				
Gross Sales	(260)	(656)	10,252	15,769
Less: Royalties	-	-	112	365
	(260)	(656)	10,140	15,404
Expenses				
Purchased Product	(260)	(656)	5,566	8,180
Transportation and Blending	-	-	1,509	1,900
Operating	(5)	(4)	1,385	1,580
Production and Mineral Taxes	-	-	16	36
(Gain) Loss on Risk Management	169	(180)	(248)	(95)
	(164)	184	1,912	3,803
Depreciation, Depletion and Amortization	62	61	1,455	1,415
Exploration Expense	-	-	21	1
Segment Income (Loss)	(226)	123	436	2,387
General and Administrative	220	291	220	291
Finance Costs	359	337	359	337
Interest Income	(20)	(31)	(20)	(31)
Foreign Exchange (Gain) Loss, Net	832	223	832	223
Research Costs	20	9	20	9
(Gain) Loss on Divestiture of Assets	(2,395)	(157)	(2,395)	(157)
Other (Income) Loss, Net	1	-	1	-
	(983)	672	(983)	672
Earnings Before Income Tax			1,419	1,715
Income Tax Expense			160	499
Net Earnings			1,259	1,216

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

E) Financial Results by Upstream Product

Crude Oil [1]

For the nine months ended September 30,	Oil Sands 2015	Oil Sands 2014	Conventional 2015	Conventional 2014	Total 2015	Total 2014
Revenues						
Gross Sales	2,356	3,909	1,000	1,978	3,356	5,887
Less: Royalties	26	180	78	174	104	354
	2,330	3,729	922	1,804	3,252	5,533
Expenses						
Transportation and Blending	1,336	1,636	160	249	1,496	1,885
Operating	390	483	299	402	689	885
Production and Mineral Taxes	-	-	14	28	14	28
(Gain) Loss on Risk Management	(249)	59	(100)	38	(349)	97
Operating Cash Flow	853	1,551	549	1,087	1,402	2,638

(1) Includes NGLs.

Natural Gas

For the nine months ended September 30,	Oil Sands 2015	Oil Sands 2014	Conventional 2015	Conventional 2014	Total 2015	Total 2014
Revenues						
Gross Sales	17	58	346	580	363	638
Less: Royalties	-	1	8	10	8	11
	17	57	338	570	355	627
Expenses						
Transportation and Blending	1	1	12	14	13	15
Operating	12	13	131	152	143	165
Production and Mineral Taxes	-	-	2	8	2	8
(Gain) Loss on Risk Management	(3)	-	(38)	(3)	(41)	(3)
Operating Cash Flow	7	43	231	399	238	442

Other

For the nine months ended September 30,	Oil Sands 2015	Oil Sands 2014	Conventional 2015	Conventional 2014	Total 2015	Total 2014
Revenues						
Gross Sales	6	5	12	10	18	15
Less: Royalties	-	-	-	-	-	-
	6	5	12	10	18	15
Expenses						
Transportation and Blending	-	-	-	-	-	-
Operating	3	6	3	3	6	9
Production and Mineral Taxes	-	-	-	-	-	-
(Gain) Loss on Risk Management	-	-	-	-	-	-
Operating Cash Flow	3	(1)	9	7	12	6

Total Upstream

For the nine months ended September 30,	Oil Sands 2015	Oil Sands 2014	Conventional 2015	Conventional 2014	Total 2015	Total 2014
Revenues						
Gross Sales	2,379	3,972	1,358	2,568	3,737	6,540
Less: Royalties	26	181	86	184	112	365
	2,353	3,791	1,272	2,384	3,625	6,175
Expenses						
Transportation and Blending	1,337	1,637	172	263	1,509	1,900
Operating	405	502	433	557	838	1,059
Production and Mineral Taxes	-	-	16	36	16	36
(Gain) Loss on Risk Management	(252)	59	(138)	35	(390)	94
Operating Cash Flow	863	1,593	789	1,493	1,652	3,086

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

F) Geographic Information

For the nine months ended September 30,	Canada		United States		Consolidated	
	2015	2014	**2015**	2014	**2015**	2014
Revenues						
Gross Sales	**5,009**	8,335	**5,243**	7,434	**10,252**	15,769
Less: Royalties	**112**	365	**-**	-	**112**	365
	4,897	7,970	**5,243**	7,434	**10,140**	15,404
Expenses						
Purchased Product	**1,227**	1,769	**4,339**	6,411	**5,566**	8,180
Transportation and Blending	**1,509**	1,900	**-**	-	**1,509**	1,900
Operating	**858**	1,077	**527**	503	**1,385**	1,580
Production and Mineral Taxes	**16**	36	**-**	-	**16**	36
(Gain) Loss on Risk Management	**(227)**	(82)	**(21)**	(13)	**(248)**	(95)
	1,514	3,270	**398**	533	**1,912**	3,803
Depreciation, Depletion and Amortization	**1,316**	1,300	**139**	115	**1,455**	1,415
Exploration Expense	**21**	1	**-**	-	**21**	1
Segment Income (Loss)	**177**	1,969	**259**	418	**436**	2,387

G) Joint Operations

A significant portion of the operating cash flows from the Oil Sands, and Refining and Marketing segments are derived through jointly controlled entities, FCCL Partnership ("FCCL") and WRB Refining LP ("WRB"), respectively. These joint arrangements, in which Cenovus has a 50 percent ownership interest, are classified as joint operations and, as such, Cenovus recognizes its share of the assets, liabilities, revenues and expenses.

FCCL, which is involved in the development and production of crude oil in Canada, is jointly controlled with ConocoPhillips and operated by Cenovus. WRB has two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products. WRB is jointly controlled with and operated by Phillips 66. Cenovus's share of operating cash flow from FCCL and WRB for the three months ended September 30, 2015 was $196 million and $27 million, respectively (three months ended September 30, 2014 – $595 million and $67 million). Cenovus's share of operating cash flow from FCCL and WRB for the nine months ended September 30, 2015 was $616 million and $411 million, respectively (nine months ended September 30, 2014 – $1,551 million and $535 million).

H) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

By Segment

As at	E&E [1]		PP&E [2]	
	September 30, 2015	December 31, 2014	**September 30, 2015**	December 31, 2014
Oil Sands	**1,661**	1,540	**8,859**	8,606
Conventional	**64**	85	**4,337**	6,038
Refining and Marketing	**-**	-	**4,221**	3,568
Corporate and Eliminations	**-**	-	**315**	351
Consolidated	**1,725**	1,625	**17,732**	18,563

As at	Goodwill		Total Assets	
	September 30, 2015	December 31, 2014	**September 30, 2015**	December 31, 2014
Oil Sands	**242**	242	**11,175**	11,024
Conventional	**-**	-	**4,489**	6,211
Refining and Marketing	**-**	-	**5,867**	5,520
Corporate and Eliminations	**-**	-	**5,194**	1,940
Consolidated	**242**	242	**26,725**	24,695

(1) Exploration and evaluation ("E&E") assets.
(2) Property, plant and equipment ("PP&E").

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

By Geographic Region

	E&E		PP&E	
As at	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Canada	1,725	1,625	13,599	14,999
United States	-	-	4,133	3,564
Consolidated	1,725	1,625	17,732	18,563

	Goodwill		Total Assets	
As at	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Canada	242	242	21,590	20,231
United States	-	-	5,135	4,464
Consolidated	242	242	26,725	24,695

I) Capital Expenditures [1]

	Three Months Ended		Nine Months Ended	
For the period ended September 30,	2015	2014	2015	2014
Capital				
Oil Sands	272	494	946	1,492
Conventional	55	198	157	621
Refining and Marketing	67	42	159	111
Corporate	6	16	24	41
	400	750	1,286	2,265
Acquisition Capital				
Oil Sands [2]	-	-	-	15
Conventional	1	-	1	2
Refining and Marketing	83	-	83	-
	484	750	1,370	2,282

(1) Includes expenditures on PP&E and E&E.
(2) 2014 asset acquisition includes the assumption of a decommissioning liability of $10 million.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, "*Interim Financial Reporting*" ("IAS 34"), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2014, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. The disclosures provided are incremental to those included with the annual Consolidated Financial Statements. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements of Cenovus were approved by the Audit Committee effective October 28, 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

3. RECENT ACCOUNTING PRONOUNCEMENTS

A) New and Amended Accounting Standards and Interpretations Adopted

There were no new or amended accounting standards or interpretations adopted during the nine months ended September 30, 2015.

B) New Accounting Standards and Interpretations not yet Adopted

Revenue Recognition

On May 28, 2014, the IASB issued IFRS 15, "*Revenue From Contracts With Customers*" ("IFRS 15") replacing IAS 11, "*Construction Contracts*", IAS 18, "*Revenue*" and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded.

On September 11, 2015, the IASB published an amendment to IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018. Early adoption is still permitted. The standard may be applied retrospectively or using a modified retrospective approach. The Company is currently evaluating the impact of adopting IFRS 15 on the Consolidated Financial Statements.

Additional Standards

A description of additional accounting standards and interpretations that will be adopted by the Company in future periods can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2014.

4. FINANCE COSTS

	Three Months Ended		Nine Months Ended	
For the period ended September 30,	**2015**	2014	**2015**	2014
Interest Expense – Short-Term Borrowings and Long-Term Debt	**84**	71	**243**	212
Interest Expense – Partnership Contribution Payable [(1)]	**–**	-	**–**	22
Unwinding of Discount on Decommissioning Liabilities (Note 14)	**32**	30	**94**	90
Other	**6**	4	**22**	13
	122	105	**359**	337

(1) On March 28, 2014, Cenovus repaid the remaining principal and accrued interest due under the Partnership Contribution Payable.

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended	
For the period ended September 30,	**2015**	2014	**2015**	2014
Unrealized Foreign Exchange (Gain) Loss on Translation of:				
U.S. Dollar Debt Issued From Canada	**437**	253	**852**	272
Other	**20**	6	**26**	(51)
Unrealized Foreign Exchange (Gain) Loss	**457**	259	**878**	221
Realized Foreign Exchange (Gain) Loss	**(40)**	4	**(46)**	2
	417	263	**832**	223

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

6. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Nine Months Ended	
For the period ended September 30,	**2015**	2014	**2015**	2014
Current Tax				
Canada	**451**	49	**686**	82
United States	**(4)**	(14)	**(10)**	21
Total Current Tax Expense (Recovery)	**447**	35	**676**	103
Deferred Tax Expense (Recovery)	**(228)**	144	**(516)**	396
	219	179	**160**	499

In the third quarter of 2015, the Company recorded a deferred tax recovery of $385 million arising from an adjustment to the tax basis of the Company's refining assets. The increase in tax basis was a result of the Company's partner recognizing a taxable gain on its interest in WRB which, due to an election filed with the U.S. tax authorities, was added to the tax basis of WRB's assets.

In addition, the Alberta government enacted a two percent increase in the corporate income tax rate effective July 1, 2015. As a result, the Company's deferred income tax liability increased by $158 million for the nine months ended September 30, 2015.

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

	Nine Months Ended	
For the period ended September 30,	**2015**	2014
Earnings Before Income Tax	**1,419**	1,715
Canadian Statutory Rate	**26.1%**	25.2%
Expected Income Tax	**370**	431
Effect of Taxes Resulting From:		
Foreign Tax Rate Differential	**(15)**	18
Non-Deductible Stock-Based Compensation	**7**	15
Non-Taxable Capital Losses	**113**	33
Unrecognized Capital Losses Arising From Unrealized Foreign Exchange	**113**	33
Adjustments Arising From Prior Year Tax Filings	**(13)**	-
Recognition of Capital Losses	**(149)**	(6)
Recognition of U.S. Tax Basis	**(385)**	-
Change in Statutory Rate	**158**	-
Other	**(39)**	(25)
Total Tax	**160**	499
Effective Tax Rate	**11.3%**	29.1%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

7. PER SHARE AMOUNTS

A) Net Earnings Per Share

For the period ended September 30,	Three Months Ended		Nine Months Ended	
	2015	2014	**2015**	2014
Net Earnings – Basic and Diluted ($ millions)	**1,801**	354	**1,259**	1,216
Basic – Weighted Average Number of Shares (millions)	**833.3**	757.1	**813.8**	756.8
Dilutive Effect of Cenovus TSARs [1]	**-**	0.8	**-**	1.0
Dilutive Effect of Cenovus NSRs [2]	**-**	0.9	**-**	0.1
Diluted – Weighted Average Number of Shares	**833.3**	758.8	**813.8**	757.9
Net Earnings Per Common Share ($)				
Basic	**$2.16**	$0.47	**$1.55**	$1.61
Diluted	**$2.16**	$0.47	**$1.55**	$1.60

(1) *Tandem stock appreciation rights ("TSARs").*
(2) *Net settlement rights ("NSRs").*

B) Dividends Per Share

For the three months ended September 30, 2015, the Company paid dividends of $0.16 per share (three months ended September 30, 2014 – $0.2662 per share). For the nine months ended September 30, 2015, the Company paid dividends of $578 million, including cash dividends of $396 million (nine months ended September 30, 2014 – $604 million, all of which was paid in cash). The Cenovus Board of Directors declared a fourth quarter dividend of $0.16 per share, payable on December 31, 2015, to common shareholders of record as of December 15, 2015. While the dividend reinvestment plan ("DRIP") remains in place, the discount has been discontinued.

8. INVENTORIES

As at	September 30, 2015	December 31, 2014
Product		
Refining and Marketing	884	972
Oil Sands	188	182
Conventional	12	28
Parts and Supplies	48	42
	1,132	1,224

As a result of a decline in certain refined product prices, Cenovus recorded a write-down of its refined product inventory of $10 million from cost to net realizable value as at September 30, 2015. As at December 31, 2014, Cenovus recorded a write-down of its product inventory of $131 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

9. EXPLORATION AND EVALUATION ASSETS

COST

As at December 31, 2013	1,473
Additions	279
Transfers to PP&E (Note 10)	(53)
Exploration Expense	(86)
Divestitures	(2)
Change in Decommissioning Liabilities	14
As at December 31, 2014	1,625
Additions	117
Transfers to PP&E (Note 10)	(1)
Exploration Expense	(21)
Change in Decommissioning Liabilities	5
As at September 30, 2015	**1,725**

E&E assets consist of the Company's projects which are pending determination of technical feasibility and commercial viability. All of the Company's E&E assets are located within Canada.

Additions to E&E assets for the nine months ended September 30, 2015 include $26 million of internal costs directly related to the evaluation of these projects (year ended December 31, 2014 – $51 million). No borrowing costs or costs classified as general and administrative expenses have been capitalized during the nine months ended September 30, 2015 (year ended December 31, 2014 – $nil).

For the nine months ended September 30, 2015, $1 million of E&E assets were transferred to PP&E following the determination of technical feasibility and commercial viability of the projects (year ended December 31, 2014 – $53 million).

Impairment

The impairment of E&E assets and any subsequent reversal of such impairment losses are recorded in exploration expense in the Consolidated Statements of Earnings and Comprehensive Income.

During the second quarter of 2015, $21 million of previously capitalized E&E costs related to exploration assets within the Saskatchewan cash-generating unit ("CGU") were deemed not to be technically feasible and commercially viable, and were recorded as exploration expense in the Conventional segment.

For the year ended December 31, 2014, $82 million of previously capitalized E&E costs related to exploration assets within the Northern Alberta CGU were deemed not to be technically feasible and commercially viable, and were recorded as exploration expense in the Conventional segment. In addition, $4 million of costs related to the expiry of leases in the Borealis CGU were recorded as exploration expense in the Oil Sands segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

10. PROPERTY, PLANT AND EQUIPMENT, NET

| | Upstream Assets | | | | |
	Development & Production	Other Upstream	Refining Equipment	Other [1]	Total
COST					
As at December 31, 2013	29,390	286	3,654	849	34,179
Additions [2]	2,522	43	162	63	2,790
Transfers From E&E Assets (Note 9)	53	-	-	-	53
Transfers to Assets Held for Sale	(55)	-	-	-	(55)
Change in Decommissioning Liabilities	264	-	(3)	-	261
Exchange Rate Movements and Other	1	-	338	-	339
Divestitures	(474)	-	-	(2)	(476)
As at December 31, 2014	31,701	329	4,151	910	37,091
Additions	983	3	157	27	1,170
Acquisition (Note 11)	-	-	-	83	83
Transfers From E&E Assets (Note 9)	1	-	-	-	1
Change in Decommissioning Liabilities	(305)	-	-	-	(305)
Exchange Rate Movements and Other	-	-	647	-	647
Divestitures	(923)	-	-	-	(923)
As at September 30, 2015	**31,457**	**332**	**4,955**	**1,020**	**37,764**
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION					
As at December 31, 2013	15,791	193	386	475	16,845
Depreciation, Depletion and Amortization	1,602	40	156	83	1,881
Transfers to Assets Held for Sale	(27)	-	-	-	(27)
Impairment Losses	65	-	-	-	65
Exchange Rate Movements and Other	38	-	42	-	80
Divestitures	(316)	-	-	-	(316)
As at December 31, 2014	17,153	233	584	558	18,528
Depreciation, Depletion and Amortization	1,219	34	139	63	1,455
Exchange Rate Movements and Other	(1)	-	96	(1)	94
Divestitures	(45)	-	-	-	(45)
As at September 30, 2015	**18,326**	**267**	**819**	**620**	**20,032**
CARRYING VALUE					
As at December 31, 2013	13,599	93	3,268	374	17,334
As at December 31, 2014	14,548	96	3,567	352	18,563
As at September 30, 2015	**13,131**	**65**	**4,136**	**400**	**17,732**

(1) Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2) 2014 asset acquisition includes the assumption of a decommissioning liability of $10 million.

Additions to development and production assets include internal costs directly related to the development and construction of crude oil and natural gas properties of $128 million for the nine months ended September 30, 2015 (year ended December 31, 2014 – $216 million). All of the Company's development and production assets are located within Canada. No borrowing costs or costs classified as general and administrative expenses have been capitalized during the nine months ended September 30, 2015 (year ended December 31, 2014 – $nil).

PP&E includes the following amounts in respect of assets under construction and are not subject to depreciation, depletion and amortization ("DD&A"):

As at	September 30, 2015	December 31, 2014
Development and Production	**526**	478
Refining Equipment	**246**	159
	772	637

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

Impairment

The impairment of PP&E and any subsequent reversal of such impairment losses are recorded in DD&A in the Consolidated Statements of Earnings and Comprehensive Income. There was no impairment of PP&E for the nine months ended September 30, 2015 (year ended December 31, 2014 – $65 million).

11. ACQUISITION

On August 31, 2015, the Company completed the acquisition of a crude-by-rail terminal for cash consideration of $75 million, plus adjustments. The transaction was accounted for using the acquisition method of accounting. In connection with the acquisition, the Company assumed an associated decommissioning liability of $4 million and working capital of $1 million. Transaction costs associated with the acquisition have been expensed. These assets, related liabilities and results of operations are reported in the Refining and Marketing segment.

12. DIVESTITURES

On July 29, 2015, the Company completed the sale of Heritage Royalty Limited Partnership ("HRP"), a wholly-owned subsidiary, to a third party for gross cash proceeds of $3.3 billion, resulting in a gain of $2.4 billion. HRP is a royalty business consisting of approximately 4.8 million gross acres of royalty interest and mineral fee title lands in Alberta, Saskatchewan and Manitoba. Cenovus entered into lease agreements with HRP on the fee lands from which it currently has working interest production. In addition, HRP has a Gross Overriding Royalty on production from Cenovus's Pelican Lake and Weyburn assets. These assets, related liabilities and results of operations were reported in the Conventional segment.

The divestiture gave rise to a taxable gain for which the Company has recognized current tax expense of $391 million. The majority of HRP's assets had been acquired at a nominal cost and, as such, had minimal benefit from tax depreciation in prior years. For this reason, the current tax expense associated with the divestiture is specifically identifiable; therefore, it has been classified as an investing activity in the Consolidated Statements of Cash Flows.

In the first quarter of 2015, the Company divested an office building, recording a gain of $16 million.

In the third quarter of 2014, the Company completed the sale of certain Wainwright properties to a third party for net proceeds of $234 million, resulting in a gain of $137 million. These assets, related liabilities and results of operations were reported in the Conventional segment.

In the second quarter of 2014, the Company completed the sale of certain Bakken properties to a third party for net proceeds of $35 million, resulting in a gain of $16 million. The Company also completed the sale of certain non-core properties and recorded a total gain of $4 million. These assets, related liabilities and results of operations were reported in the Conventional segment.

13. LONG-TERM DEBT

As at	US$ Principal	September 30, 2015	December 31, 2014
Revolving Term Debt [(1)]	-	-	-
U.S. Dollar Denominated Unsecured Notes	4,750	6,362	5,510
Total Debt Principal		6,362	5,510
Debt Discounts and Transaction Costs		(50)	(52)
		6,312	5,458

(1) Revolving term debt may include bankers' acceptances, LIBOR loans, prime rate loans and U.S. base rate loans.

During the second quarter of 2015, Cenovus renegotiated its existing $3.0 billion committed credit facility, extending the maturity date to November 30, 2019. In addition, a new $1.0 billion tranche was established under the same facility, maturing on November 30, 2017. As at September 30, 2015, the Company had $4.0 billion available on its committed credit facility.

As at September 30, 2015, the Company is in compliance with all of the terms of its debt agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

14. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal. The aggregate carrying amount of the obligation is:

As at	September 30, 2015	December 31, 2014
Decommissioning Liabilities, Beginning of Year	2,616	2,370
Liabilities Incurred	8	48
Liabilities Acquired	4	-
Liabilities Settled	(52)	(93)
Liabilities Divested	-	(60)
Transfers and Reclassifications	-	(9)
Change in Estimated Future Cash Flows	(8)	115
Change in Discount Rate	(300)	122
Unwinding of Discount on Decommissioning Liabilities	94	120
Foreign Currency Translation	6	3
Decommissioning Liabilities, End of Period	**2,368**	2,616

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 5.6 percent as at September 30, 2015 (December 31, 2014 – 4.9 percent).

15. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company's Board of Directors prior to issuance and subject to the Company's articles.

B) Issued and Outstanding

	September 30, 2015		December 31, 2014	
As at	Number of Common Shares (Thousands)	Amount	Number of Common Shares (Thousands)	Amount
Outstanding, Beginning of Year	757,103	3,889	756,046	3,857
Common Shares Issued, Net of Issuance Costs	67,500	1,463	-	-
Common Shares Issued Pursuant to Dividend Reinvestment Plan	8,687	182	-	-
Common Shares Issued Under Stock Option Plans	-	-	1,057	32
Outstanding, End of Period	**833,290**	**5,534**	757,103	3,889

On March 3, 2015, Cenovus issued 67.5 million common shares at a price of $22.25 per common share. The Company intends to use the net proceeds to partially fund its capital expenditure program for 2015 and for general corporate purposes.

The Company has a DRIP, whereby holders of common shares may reinvest all or a portion of the cash dividends payable on their common shares in additional common shares. At the discretion of the Company, the additional common shares may be issued from treasury of the Company or purchased on the market. For the nine months ended September 30, 2015, the Company issued 8.7 million common shares from treasury under the DRIP.

There were no preferred shares outstanding as at September 30, 2015 (December 31, 2014 – nil).

As at September 30, 2015, there were 10 million (December 31, 2014 – 13 million) common shares available for future issuance under stock option plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

As at September 30, 2015	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Investments	Total
Balance, Beginning of Year	(30)	427	10	407
Other Comprehensive Income (Loss), Before Tax	6	463	-	469
Income Tax	(1)	-	-	(1)
Balance, End of Period	**(25)**	**890**	**10**	**875**

As at September 30, 2014	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Investments	Total
Balance, Beginning of Year	(12)	212	10	210
Other Comprehensive Income (Loss), Before Tax	(15)	108	-	93
Income Tax	4	-	-	4
Balance, End of Period	**(23)**	**320**	**10**	**307**

17. TERMINATION BENEFITS

In July 2015, in response to the low-price environment and to align with the Company's more moderate growth plan, the Company announced plans to reduce its workforce. During the third quarter, employee termination benefits of $3 million were recorded as incurred, and included in general and administrative expense. It is estimated that additional termination benefits of $32 million will be incurred in the fourth quarter.

18. STOCK-BASED COMPENSATION PLANS

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Options issued under the plan have associated TSARs or NSRs.

The following table is a summary of the options outstanding at the end of the period:

As at September 30, 2015	Issued	Term (Years)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Closing Share Price ($)	Number of Units Outstanding (Thousands)
NSRs	On or After February 24, 2011	7	4.58	31.65	20.24	43,231
TSARs	On or After February 17, 2010	7	1.45	26.72	20.24	3,719

NSRs

The weighted average unit fair value of NSRs granted during the nine months ended September 30, 2015 was $3.58 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

The following table summarizes information related to the NSRs:

As at September 30, 2015	Number of NSRs (Thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	40,549	32.63
Granted	4,106	22.25
Exercised	–	–
Forfeited	(1,424)	32.46
Outstanding, End of Period	43,231	31.65
Exercisable, End of Period	23,743	34.51

TSARs

The Company has recorded a liability of $2 million as at September 30, 2015 (December 31, 2014 – $8 million) in the Consolidated Balance Sheets based on the fair value of each TSAR held by Cenovus employees. The intrinsic value of vested TSARs held by Cenovus employees as at September 30, 2015 was $nil (December 31, 2014 – $nil).

The following table summarizes information related to the TSARs held by Cenovus employees:

As at September 30, 2015	Number of TSARs (Thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	3,862	26.72
Exercised for Cash Payment	–	–
Exercised as Options for Common Shares	–	–
Forfeited	(70)	27.53
Expired	(73)	25.89
Outstanding, End of Period	3,719	26.72
Exercisable, End of Period	3,719	26.72

B) Performance Share Units

The Company has recorded a liability of $66 million as at September 30, 2015 (December 31, 2014 – $109 million) in the Consolidated Balance Sheets for performance share units ("PSUs") based on the market value of Cenovus's common shares as at September 30, 2015. As PSUs are paid out upon vesting, the intrinsic value of vested PSUs was $nil as at September 30, 2015 and December 31, 2014.

The following table summarizes the information related to the PSUs held by Cenovus employees:

As at September 30, 2015	Number of PSUs (Thousands)
Outstanding, Beginning of Year	7,099
Granted	2,904
Vested and Paid Out	(1,436)
Cancelled	(1,273)
Units in Lieu of Dividends	217
Outstanding, End of Period	7,511

C) Restricted Share Units

Cenovus has granted restricted share units ("RSUs") to certain employees under its Restricted Share Unit Plan for Employees. RSUs are whole share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. RSUs vest after three years.

RSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus's common shares at each period end. The fair value is recognized as compensation costs over the vesting period. Fluctuations in the fair value are recognized as compensation costs in the period they occur.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

The Company has recorded a liability of $10 million as at September 30, 2015 (December 31, 2014 – $1 million) in the Consolidated Balance Sheets for RSUs based on the market value of Cenovus's common shares as at September 30, 2015. As RSUs are paid out upon vesting, the intrinsic value of vested RSUs was $nil as at September 30, 2015 and December 31, 2014.

The following table summarizes the information related to the RSUs held by Cenovus employees:

As at September 30, 2015	Number of RSUs (Thousands)
Outstanding, Beginning of Year	93
Granted	2,328
Vested and Paid Out	(22)
Cancelled	(82)
Units in Lieu of Dividends	81
Outstanding, End of Period	**2,398**

D) Deferred Share Units

The Company has recorded a liability of $30 million as at September 30, 2015 (December 31, 2014 – $31 million) in the Consolidated Balance Sheets for deferred share units ("DSUs") based on the market value of Cenovus's common shares as at September 30, 2015. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees:

As at September 30, 2015	Number of DSUs (Thousands)
Outstanding, Beginning of Year	1,297
Granted to Directors	65
Granted From Annual Bonus Awards	55
Units in Lieu of Dividends	47
Redeemed	(5)
Outstanding, End of Period	**1,459**

E) Total Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating, and general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income:

For the period ended September 30,	Three Months Ended 2015	2014	Nine Months Ended 2015	2014
NSRs	6	9	20	33
TSARs	(1)	(7)	(4)	(3)
PSUs	-	2	(7)	49
RSUs	2	-	5	-
DSUs	2	(5)	(1)	2
Stock-Based Compensation Expense (Recovery)	**9**	(1)	**13**	81

19. CAPITAL STRUCTURE

Cenovus's capital structure objectives and targets have remained unchanged from previous periods. Cenovus's capital structure consists of Shareholders' Equity plus Debt. Debt is defined as short-term borrowings, and the current and long-term portions of long-term debt. Cenovus's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes and DD&A ("Adjusted EBITDA"). These metrics are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent over the long-term.

As at	September 30, 2015	December 31, 2014
Long-Term Debt	6,312	5,458
Shareholders' Equity	13,013	10,186
Capitalization	19,325	15,644
Debt to Capitalization	**33%**	35%

Cenovus continues to target a Debt to Adjusted EBITDA ratio of between 1.0 and 2.0 times over the long term. As at September 30, 2015, the Company's Debt to Adjusted EBITDA ratio was above the target of 2.0 times; however, Cenovus believes it will return to the target range.

As at	September 30, 2015	December 31, 2014
Debt	**6,312**	5,458
Adjusted EBITDA [1]		
Net Earnings	787	744
Add (Deduct):		
Finance Costs	467	445
Interest Income	(22)	(33)
Income Tax Expense	112	451
Depreciation, Depletion and Amortization	1,986	1,946
Goodwill Impairment	497	497
E&E Impairment	106	86
Unrealized (Gain) Loss on Risk Management	(247)	(596)
Foreign Exchange (Gain) Loss, Net	1,020	411
(Gain) Loss on Divestitures of Assets	(2,394)	(156)
Other (Income) Loss, Net	(3)	(4)
	2,309	3,791
Debt to Adjusted EBITDA	**2.7x**	1.4x

[1] Calculated on a trailing twelve-month basis.

Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt. It is Cenovus's intention to maintain investment grade credit ratings.

During the second quarter of 2015, Cenovus renegotiated its existing $3.0 billion committed credit facility, extending the maturity date to November 30, 2019. In addition, a new $1.0 billion tranche was established under the same facility, maturing on November 30, 2017. As at September 30, 2015, Cenovus had $4.0 billion available on its committed credit facility. In addition, Cenovus had in place a $1.5 billion Canadian base shelf prospectus and a US$2.0 billion U.S. base shelf prospectus, the availability of which are dependent on market conditions.

As at September 30, 2015, Cenovus is in compliance with all of the terms of its debt agreements.

20. FINANCIAL INSTRUMENTS

Cenovus's consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, risk management assets and liabilities, long-term receivables, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at September 30, 2015, the carrying value of Cenovus's long-term debt was $6,312 million and the fair value was $6,205 million (December 31, 2014 carrying value – $5,458 million, fair value – $5,726 million).

Available for sale financial assets comprise private equity investments. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. When fair value cannot be reliably measured, these assets are carried at cost. The following table provides a reconciliation of changes in the fair value of available for sale financial assets:

As at	September 30, 2015	December 31, 2014
Fair Value, Beginning of Year	32	32
Acquisition of Investments	2	4
Reclassification of Equity Investments	-	(4)
Fair Value, End of Period	34	32

B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil, natural gas and power purchase contracts. Crude oil and natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of power purchase contracts are calculated internally based on observable and unobservable inputs such as forward power prices in less active markets (Level 3). The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness. The forward prices used in the determination of the fair value of the power purchase contracts as at September 30, 2015 range from $34.00 to $42.75 per megawatt hour.

Summary of Unrealized Risk Management Positions

	September 30, 2015			December 31, 2014		
	Risk Management			Risk Management		
As at	Asset	Liability	Net	Asset	Liability	Net
Commodity Prices						
Crude Oil	295	-	295	423	7	416
Natural Gas	14	-	14	55	-	55
Power	-	12	(12)	-	9	(9)
Total Fair Value	309	12	297	478	16	462

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	September 30, 2015	December 31, 2014
Prices Sourced From Observable Data or Market Corroboration (Level 2)	309	471
Prices Determined From Unobservable Inputs (Level 3)	(12)	(9)
	297	462

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Prices determined from unobservable inputs refers to the fair value of contracts valued using data that is both unobservable and significant to the overall fair value measurement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

The following table provides a reconciliation of changes in the fair value of Cenovus's risk management assets and liabilities from January 1 to September 30:

	2015	2014
Fair Value of Contracts, Beginning of Year	462	(129)
Fair Value of Contracts Realized During the Period [1]	(417)	85
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period [2]	248	95
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	4	(3)
Fair Value of Contracts, End of Period	297	48

(1) Includes a realized loss of $7 million related to the power contracts (2014 – $2 million loss).
(2) Includes a decrease of $10 million related to the power contracts (2014 – $2 million decrease).

C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Nine Months Ended	
For the period ended September 30,	**2015**	2014	**2015**	2014
Realized (Gain) Loss [1]	(220)	-	(417)	85
Unrealized (Gain) Loss [2]	(127)	(165)	169	(180)
(Gain) Loss on Risk Management	(347)	(165)	(248)	(95)

(1) Realized gains and losses on risk management are recorded in the operating segment to which the derivative instrument relates.
(2) Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

21. RISK MANAGEMENT

The Company is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. A description of the nature and extent of risks arising from the Company's financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2014. The Company's exposure to these risks has not changed significantly since December 31, 2014.

Net Fair Value of Commodity Price Positions

As at September 30, 2015	Notional Volumes	Terms	Average Price	Fair Value
Crude Oil Contracts				
Fixed Price Contracts				
Brent Fixed Price	18,000 bbls/d	January – December 2015	$113.75/bbl	79
Brent Fixed Price	8,000 bbls/d	October – December 2015	$82.59/bbl	12
Brent Fixed Price	18,000 bbls/d	October – December 2015	US$67.22/bbl	40
Brent Fixed Price	9,000 bbls/d	January – June 2016	$79.69/bbl	15
Brent Fixed Price	9,000 bbls/d	January – June 2016	US$69.63/bbl	38
Brent Fixed Price	10,000 bbls/d	January – December 2016	US$66.93/bbl	65
WCS Differential [1]	26,600 bbls/d	January – December 2016	US$(13.87)/bbl	2
Brent Collars	10,000 bbls/d	January – December 2015	$105.25 – $123.57/bbl	36
Other Financial Positions [2]				8
Crude Oil Fair Value Position				295
Natural Gas Contracts				
Fixed Price Contracts				
AECO Fixed Price	149 MMcf/d	January – December 2015	$3.86/Mcf	14
Natural Gas Fair Value Position				14
Power Purchase Contracts				
Power Fair Value Position				(12)

(1) Cenovus entered into fixed-price swaps to protect against widening light/heavy price differential for heavy crudes.
(2) Other financial positions are part of ongoing operations to market the Company's production.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2015

Commodity Price Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to fluctuations in commodity prices, with all other variables held constant. Management believes the price fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company's open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

Risk Management in Place as at September 30, 2015

Commodity	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$10 per bbl Applied to Brent, WTI and Condensate Hedges	(176)	176
Crude Oil Differential Price	± US$5 per bbl Applied to Differential Hedges Tied to Production	65	(65)
Natural Gas Commodity Price	± US$1 per Mcf Applied to NYMEX and AECO Natural Gas Hedges	(20)	20
Power Commodity Price	± $25 per MWHr Applied to Power Hedge	19	(19)

22. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Additional information related to the Company's commitments can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2014. In the third quarter, net transportation commitments of $92 million were assumed upon the acquisition of the Company's crude-by-rail terminal. The Company did not enter into any other new material contracts for the nine months ended September 30, 2015.

B) Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.